SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                             Commission File Number 033-07456-LA

(Check  One)
|_| Form 10-K and Form 10-KSB   |_| Form 11-K
|_| Form 20-F                   |X| Form 10-Q and Form 10-QSB     |_| Form N-SAR

                      For period ended September 30, 2004

|_|  Transition  Report  on  Form  10-K  and  Form  10-KSB
|_|  Transition  Report  on  Form  20-F
|_|  Transition  Report  on  Form  11-K
|_|  Transition  Report  on  Form  10-Q  and  Form  10-QSB
|_|  Transition  Report  on  Form  N-SAR

      For the transition period ended ____________________________

      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

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                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant                   SECURAC CORP.

      Address of principal executive office     2500, 520-5th AVENUE SW

      City, State and Zip Code                  CALGARY, ALBERTA T2P 1V6
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                                     PART II
                             RULE 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The report was not able to be filed without unreasonable effort or expense by the initial due date as a result of delays associated with our acquisition of Securac Inc. and related business and management changes, which transaction was consummated subsequent to the end of the third quarter in October 2004.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

     PAUL HOOKHAM, CFO              403-225-0403
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                                    (Area  Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |_| Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                                  SECURAC CORP.
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 16, 2004                   By: /s/ PAUL HOOKHAM
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                                               CHIEF FINANCIAL OFFICER